UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            NEAH POWER SYSTEMS, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    63948P107
                                 (CUSIP Number)

                             John C. Kirkland, Esq.
                            Dreier Stein & Kahan LLP
                                The Water Garden
                    1620 26th Street, 6th Floor, North Tower
                         Santa Monica, California 90404
                                 (424) 202-6050
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 27, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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      1     NAME OF REPORTING PERSON

            Paul Abramowitz

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) |_|
            (b) |_|

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      3     SEC USE ONLY

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      4     SOURCE OF FUNDS
            PF

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      5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) |___|

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      6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Washington

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                          7     SOLE VOTING POWER
                                19,413,948(1)

      NUMBER OF           ------------------------------------------------------
       SHARES             8     SHARED VOTING POWER
    BENEFICIALLY                0
      OWNED BY
        EACH              ------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON                   19,413,948
        WITH
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                0

                          ------------------------------------------------------

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      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            19,413,948

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      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES |__|

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      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.7%

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      14    TYPE OF REPORTING PERSON
            IN

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(1)   This figure includes (i) 250,000 shares underlying director's options that
      Mr. Abramowitz received for serving on the board of directors of the Issuer, (ii) 250,000 shares underlying an option he may elect to exercise if certain financing terms are met, and (iii) 93,938 shares representing his one-third ownership of Fairway Venture Capital Group III, a partnership controlled by Robert Abramowitz, the cousin of Paul
      Abramowitz.

ITEM 1. SECURITY AND ISSUER.

      This Schedule 13D relates common stock, par value $0.001 par value per share, of Neah Power Systems, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the issuer is located at 22122 20th Ave SE, Suite 161, Bothell, Washington 98021.

ITEM 2. IDENTITY AND BACKGROUND.

      This Schedule 13D is being filed by Paul Abramowitz, the President and CEO of Issuer. The business address of the reporting person is c/o Neah Power Systems, Inc., 22122 20th Ave SE, Suite 161, Bothell, Washington 98021.

      During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

      Personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

      The Reporting Persons intend to hold the securities of the Issuer for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The aggregate number and percentage of shares of common stock to which this Schedule 13D relates is 19,413,948 shares of common stock of the Issuer, representing approximately 18.7 of the shares of common stock outstanding. This figure includes (i) 250,000 shares underlying director's options that Mr. Abramowitz received for serving on the board of directors of the Issuer, (ii) 250,000 shares underlying an option he may elect to exercise if certain financing terms are met, and (iii) 93,938 shares representing his one-third ownership of Fairway Venture Capital Group III, a partnership controlled by Robert Abramowitz, the cousin of Paul Abramowitz. Abramowitz directly beneficially owns all such shares.

      (b) Abramowitz has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of common stock reported as beneficially owned in Item 5(a) hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Not Applicable.

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 26, 2007                  /s/ Paul Abramowitz
                                        ----------------------------------------
                                        Name: Paul Abramowitz

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).